FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 07 April 2005

* Print the name and title of the signing officer under his signature.

7 April 2005

Marc H. Iyeki, Managing Director - Asia Pacific

Global Corporate Client Group

New York Stock Exchange, Inc.

20 Broad Street, 13th floor

New York, New York 10005

Australia and New Zealand Banking Group Limited (‘ANZ’) share buyback details

ANZ today announces the total number of ordinary shares bought back during the fiscal quarter ended 31 March 2005 pursuant to ANZ’s on market buy-back programme which commenced on 10 January 2005.

a)	Total number of ordinary shares bought back by ANZ between 10 January and 31 March 2005 - 5,622,449
b)	Total number of ANZ shares cancelled between 10 January and 31 March 2005 - 5,622,449
c)	Total number of ordinary shares held by ANZ as at 31 March 2005 pursuant to buy-back programme - Nil

Yours sincerely,

John Priestley
Company Secretary